UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Exact name of registrant as specified in its charter)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Underwriting Agreement

On August 30, 2021, DoubleDown Interactive Co., Ltd. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with STIC Special Situation Diamond Limited, as selling shareholder (the “Selling Shareholder”) and B. Riley Securities, Inc. as representative of the underwriters named in Schedule I thereto (the “Underwriters”), relating to the initial public offering (the “Offering”) of 6,316,000 American Depositary Shares (the “ADSs”), each representing 0.05 common share, with par value of ~~W~~10,000 per share, of the Company, at a price to the public of $18.00 per ADS (the “Offering Price”), before underwriting discounts and commissions. The number of ADSs offered and to be sold by the Company is 5,263,000, and the number of ADSs offered and to be sold by the Selling Shareholder is 1,053,000. The Offering is expected to close on September 2, 2021, subject to the satisfaction of customary closing conditions. The Selling Shareholder has also granted the underwriters a 30-day option to purchase up to an additional 947,400 ADSs at the Offering Price.

The Offering was made pursuant to the Company’s Registration Statement on Form F-1, as amended (File No. 333-258032) that was filed with the SEC and became effective on August 30, 2021.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 hereto and incorporated herein by reference.

Issuance of Press Release

On August 31, 2021, the Company issued a press release announcing the pricing of the Offering. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions, including without limitation, that the Offering will be consummated. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of August 30, 2021, by and among DoubleDown Interactive Co., Ltd., STIC Special Situation Diamond Limited and B. Riley Securities, Inc.

99.1	Press Release issued by the Company announcing the pricing of the Offering dated August 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DoubleDown Interactive, Co., Ltd.
Date: August 31, 2021
	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer